SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 333-112428

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NEWS AMERICA CONSOLIDATED

SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWS CORPORATION

1211 Avenue of the Americas

New York, New York 10036

News America Consolidated Savings Plan

(Formerly, News America Savings Plan)

Financial Statements and Supplemental Schedule

As of December 31, 2009 and 2008 and for the Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm

The Plan Administrator

News America Consolidated Savings Plan

We have audited the accompanying statements of net assets available for benefits of News America Consolidated Savings Plan (formerly, News America Savings Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 25, 2010

News America Consolidated Savings Plan

(Formerly, News America Savings Plan)

Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Investments, at fair value	$345,709,750	$183,774,920
Participant loans	6,265,679	3,710,518
Employee contribution receivable	344,157	151,067
Employer contribution receivable	5,492,626	87,383

Net assets available for benefits	$357,812,212	$187,723,888

See accompanying notes.

News America Consolidated Savings Plan

(Formerly, News America Savings Plan)

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions
Dividends and interest income	$7,167,200
Asset transfers, net	92,870,974
Contributions:
Participants, including rollovers and loans	23,165,362
Employer	15,503,156

Total contributions	38,668,518

Total additions	138,706,692

Deductions
Benefits paid to participants	27,650,943
Administrative fees	30,876

Total deductions	27,681,819

Net realized and unrealized appreciation in fair value of investments	59,063,451

Net increase	170,088,324

Net assets available for benefits:
Beginning of year	187,723,888

End of year	$357,812,212

See accompanying notes.

News America Consolidated Savings Plan

(Formerly, News America Savings Plan)

Notes to Financial Statements

December 31, 2009

1. Description of Plan

The following description of the News America Consolidated Savings Plan (formerly, News America Savings Plan) (the “Plan”) provides general information about the Plan’s provisions. News America Incorporated (the “Company”) is the plan sponsor. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.

General

The Plan is a defined contribution plan. Effective February 1, 2004, the Plan was created to cover only salaried employees, and was named News America Savings Plan. As of December 31, 2009, the Plan covered substantially all employees of the Company and its affiliates. The Company is a wholly owned subsidiary of News Corporation.

Effective January 1, 2009, three employee benefit plans with similar investments merged into the News America Savings Plan and it was renamed News America Consolidated Savings Plan. The plans that merged were News America 401k Savings Plan, New York Post Union Savings Plan and HarperCollins Retirement Account Plan. Net assets available for benefits of approximately $101.7 million were transferred into the Plan.

Effective February 28, 2009, the divisions of News Digital Systems and Jungo Technologies are no longer Participating Employers in the Plan. Effective June 28, 2009, the Weekly Standard was sold and is no longer a Participating Employer in the Plan. Net assets available for benefits of approximately $8.8 million were transferred out of the Plan, the majority of which were related to these transactions.

The Plan meets the requirements of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), which permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is subject to the regulations of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code.

News America Consolidated Savings Plan

(Formerly, News America Savings Plan)

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Assets Held in Trust

The Plan’s investments are held in trust with Fidelity Management Trust Company (“Fidelity”) and UBS Financial Services (“UBS”). UBS serves as the Plan’s trustee for certain self-directed brokerage account investments which were transferred from the Plan that were invested by participants prior to December 31, 2001. All other investments are held by Fidelity. Among other duties, Fidelity and UBS (collectively referred to as the “Trustees”) are responsible for the custody, record-keeping and investing of Plan assets and for the payment of benefits to eligible participants. All contributions are invested by the Trustees as designated by the Plan participants.

401k Eligibility for all but New York Post Union Employees

All employees, with the exception of New York Post Union employees, age 21 or older paid on a salary basis are eligible for Plan participation immediately upon full-time regular employment provided they are scheduled to complete at least 1,000 hours of service during a 12-month period. Participants with a hire date on or after February 1, 2007 will be automatically enrolled in the Plan at a contribution rate of 3% of their pretax eligible earnings following 30 days after the participants’ benefits eligibility date, provided they are 21 years of age. Participants can elect within the applicable time frame not to enroll in the Plan.

New York Post Union Eligibility

With the exception of the Mailers Union, all New York Post employees who are members of the unions and have completed six months of service, along with the completion of 500 or more hours with the Company, are eligible to participate in the Plan. The Mailers Union requires the completion of one year of service, along with the completion of 50 or more shifts with the Company to be eligible to participate in the Plan.

HarperCollins Retirement Account (“RAP”) Eligibility

All employees of HarperCollins Publishers are eligible to receive a RAP contribution, provided they were hired prior to January 1, 2008, have attained the age of 21 and are scheduled to complete at least 1,000 hours of service within a 12-month period.

News America Consolidated Savings Plan

(Formerly, News America Savings Plan)

Notes to Financial Statements (continued)

1. Description of Plan (continued)

401k Contributions and Vesting for all but New York Post Union Employees

Each year, Plan participants are entitled to contribute, subject to certain Internal Revenue Service (“IRS”) regulations, pretax contributions from 1% to a maximum of 20% of their compensation, as defined, and after-tax contributions up to 10% of their compensation, as defined, not to exceed a combined deferral percentage of 27%. Participants’ voluntary contributions of up to 6% of their compensation are matched at 50% by the Company. The Plan also permits catch-up contributions up to the IRS maximum ($5,500 in 2009).

Effective as of January 1, 2008, the Plan adopted a Safe Harbor compliant structure. The employer match on eligible employee deferrals is 100% of the first 1% plus 50% of the next 5% of eligible compensation contributed. Also effective January 1, 2008, the Plan will make a 2% nonelective contribution of eligible compensation for those hired on or after January 1, 2008.

Participants’ voluntary contributions and actual earnings thereon become vested immediately. Participants employed prior to January 1, 2008 will vest at 20% for the first year to grandfather their service under the prior vesting schedule and then vest 100% on the second year to comply with statutory vesting requirements. The employer match vesting schedule was changed to two-year cliff vesting. If a participant was hired or rehired (by the Company or an affiliate) on or after January 1, 2008, he or she will vest in the Company matching contributions according to the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2 or more	100%

News America Consolidated Savings Plan

(Formerly, News America Savings Plan)

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Eligibility to receive the 2% non-elective contribution extends to participants that (a) were hired or rehired on or after January 1, 2008, (b) transferred to the Company (or a Participating Employer) from an affiliate of the Company (including from outside the U.S.) that does not maintain or contribute to an employer-sponsored defined benefit plan, or (c) transferred to the Company (or a Participating Employer) from an affiliate of the Company (including from outside the U.S.) that maintains or contributes to an employer-sponsored defined benefit plan, in which the participant was not an active participant immediately prior to his or her transfer. Each participant shall have a fully 100% vested interest in his or her employer non-elective contribution account upon the attainment of three years of service.

The 2% non-elective contribution follows three-year cliff vesting, according to the following vesting schedule:

Years of Service	Vested Percentage
Less than 3	0%
3 or more	100%

Contributions and Vesting for New York Post Union

The Company contributes a profit sharing contribution to each eligible employee’s account based on each specific participating union’s bargaining agreement. Some of the unions are based on an amount per shift up to a maximum per week and per year. Other unions use a percentage of eligible pay up to an annual maximum. These contributions are independent to the employee’s deferral election and are immediately vested along with the earnings thereon.

Contributions and Vesting for HarperCollins Retirement Account

In addition to the participants’ 401k contributions, HarperCollins Publishers makes contributions to the Plan on behalf of eligible participating HarperCollins Publishers employees according to a specified table of percentages that is based on age and years of service. Participants are fully vested in the RAP pre-2008 contributions after completing their fifth year of service as defined in the Plan document. The RAP post-2008 contributions are vested after their third year of service as defined in the Plan document.

News America Consolidated Savings Plan

(Formerly, News America Savings Plan)

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

A separate account is maintained by the Trustees for each participant to record his or her pretax and after-tax contributions, the employer’s matching contribution and Plan earnings.

Forfeitures

Forfeitures (normally unvested interests of terminated participants’ matching contribution accounts) are allocated to reduce future matching contributions. Total forfeitures for the year ended December 31, 2009 were $1,115,512, including amounts transferred from the merged plans on January 1, 2009, and $140,655 for the year ended December 31, 2008. Forfeitures of $357,711 and $129,567 were used to offset 2009 and 2008 employer contributions, respectively. The total unallocated forfeitures amount in the Plan at December 31, 2009 and 2008 is $1,130,127 and $372,326, respectively.

Participant Loans

Participants may borrow from the Plan a minimum of $1,000 and a maximum amount not to exceed the lesser of $50,000 or 50% of the participant’s vested account balance, except for transferred assets from the HarperCollins Retirement Account Plan. The loans are payable over a period not to exceed five years or, if the proceeds are used to purchase the participant’s principal residence, the fixed rate loans are payable over a period not to exceed 20 years, and bear interest at prime plus 1%. The loans are secured by the pledge of the participant’s interest in the Plan.

At December 31, 2009, interest rates ranged from 4.25% to 9.50%. Participants are required to repay outstanding loan balances when they leave the Company or the loan balances will be treated as taxable distributions to the participants. Participants may prepay their loans at any time without penalty.

Payment of Benefits

Plan participants or beneficiaries are eligible to receive a benefit payment equal to their vested account balance upon termination of employment, retirement, death or permanent disability, as stipulated in the Plan document. Such benefits shall be made in a lump-sum payment, a qualified rollover to an IRA or another employer’s tax qualified retirement plan or an installment payment for retirees, subject to certain restrictions as defined in the Plan.

News America Consolidated Savings Plan

(Formerly, News America Savings Plan)

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan document. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Administrative Expenses

The majority of expenses incurred by the Plan are paid by the Company.

Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments among various investment options outlined in the Summary Plan Description. Additionally, participants may redirect their investment balances among these various investment options.

Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the trust fund will be distributed to the participants and beneficiaries in proportion to their respective account balances.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

News America Consolidated Savings Plan

(Formerly, News America Savings Plan)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP 157-4”). FSP 157-4 amended FASB Accounting Standards Codification 820 (“ASC 820”) (formerly SFAS No. 157) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2009-12”). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 4 for further discussion of fair value measurements. In accordance with ASC 820, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

News America Consolidated Savings Plan

(Formerly, News America Savings Plan)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Level 2	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend dates.

3. Investments

Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	December 31
	2009	2008
Fidelity Growth Company	$36,639,266	$17,711,174
PIMCO Total Return Institutional	33,011,341	21,320,328
Fidelity Equity Income	24,383,607	11,603,770
Fidelity Freedom 2010	30,648,497	18,281,114
Spartan 500 Index Adv	45,547,673	24,376,431
Fidelity Institutional Money Market	61,475,619	31,480,825

News America Consolidated Savings Plan

(Formerly, News America Savings Plan)

Notes to Financial Statements (continued)

3. Investments (continued)

During 2009, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated as follows:

Year Ended December 31, 2009
UBS Self Directed Accounts	$19,664
BrokerageLink	1,091,338
Allianz Small Cap Value Fund I	1,434,967
Fidelity Equity Income	5,187,858
Fidelity Freedom 2000	157,502
Fidelity Freedom 2010	5,282,016
Fidelity Freedom 2015	311,300
Fidelity Freedom 2020	2,673,486
Fidelity Freedom 2025	704,788
Fidelity Freedom 2030	1,531,362
Fidelity Freedom 2035	521,444
Fidelity Freedom 2040	1,321,141
Fidelity Freedom 2045	487,934
Fidelity Freedom 2050	475,442
Fidelity Freedom Income	181,558
Fidelity Growth Company	10,482,129
Fidelity Value Fund	206,283
Hartford Cap App Y	2,808,709
MSIF Small Cap Growth I	4,764,409
MSIF Midcap Growth I	1,084,279
News Corporation Stock Class A (nonvoting)	1,788,015
News Corporation Stock Class B (voting)	1,640,941
PIMCO Total Return Institutional	1,924,251
DWS International Fund S	3,072,251
Spartan 500 Index Adv	8,682,510
Templeton Growth Adv	1,227,874

$59,063,451

News America Consolidated Savings Plan

(Formerly, News America Savings Plan)

Notes to Financial Statements (continued)

4. Fair Value Measurements

In accordance with ASC 820, the Plan classified its investments as of December 31, 2009 and 2008 based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value (see Note 2). The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value.

Mutual funds and common stock investments are stated at quoted market prices. Money market and treasury funds are valued at cost plus interest earned, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds
U.S. Equity	$141,365,396	$—	$—	$141,365,396
International Equity	18,505,567	—	—	18,505,567
Fixed income	33,011,341	—	—	33,011,341
Lifecycle	75,913,867	—	—	75,913,867
Brokerage link	5,300,185	—	—	5,300,185

Money market and treasury funds	62,865,301	—	—	62,865,301
News Corporation common stock	8,748,093	—	—	8,748,093
Participants loans	—	—	6,265,679	6,265,679

Total assets at fair value	$345,709,750	$—	$6,265,679	$351,975,429

News America Consolidated Savings Plan

(Formerly, News America Savings Plan)

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Participant Loans
Balance, beginning of year	$3,710,518
Purchases, sales, issuances, settlements (net)	(12,376)
Transfers from other plans	2,567,537

Balance, end of year	$6,265,679

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$146,161,808	$—	$—	$146,161,808
Money market and treasury funds	32,482,161	—	—	32,482,161
News Corporation common stock	5,130,951	—	—	5,130,951
Participants loans	—	—	3,710,518	3,710,518

Total assets at fair value	$183,774,920	$—	$3,710,518	$187,485,438

5. Risks and Uncertainties

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk is dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.

The Plan’s investment in News Corporation Common Stock amounted to $8,748,093 and $5,130,951 as of December 31, 2009 and 2008, respectively. Such investments represented approximately 2% and 3% of the Plan’s total net assets as of December 31, 2009 and 2008, respectively. For risks and uncertainties regarding News Corporation, participants should refer to the News Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on February 12, 2010, which should be read in connection with the News Corporation’s Annual Report on Form 10-K for the fiscal year ended June 30, 2009 filed with the SEC on August 12, 2009.

News America Consolidated Savings Plan

(Formerly, News America Savings Plan)

Notes to Financial Statements (continued)

5. Risks and Uncertainties (continued)

The Plan invests in various investment securities. Investment securities are exposed to various risks such as the financial condition of News Corporation, interest rate, market volatility and credit risks. Due to the level of risk associated with certain securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

6. Transactions with Parties-in-Interest

The Plan’s investments in mutual funds managed by the Trustees and its investments in the plan sponsor’s ordinary and preferred stock funds, as well as its investments in the common stock of various subsidiaries of the plan sponsor, and loans are considered to be party-in-interest transactions. These investments amounted to $265,406,851 and $136,635,306 as of December 31, 2009 and 2008, respectively. Fees paid by the plan sponsor for the years ended December 31, 2009 and 2008 were not significant.

7. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2009 2008
Net assets available for benefits per the financial statements	$357,812,212	$187,723,888
Amounts allocated to withdrawn participants	(1,288)	(32,878)

Net assets available for benefits per the Form 5500	$357,810,924	$187,691,010

News America Consolidated Savings Plan

(Formerly, News America Savings Plan)

Notes to Financial Statements (continued)

7. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended December 31, 2009
Benefits paid to participants per the financial statements	$27,650,943
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2009	1,288
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2008	(32,878)

Benefits paid to participants per the Form 5500	$27,619,353

Amounts allocated to withdrawn participants for benefit claims that have been processed and approved for payment prior to year-end but not yet paid are recorded on the Form 5500 but not on the Plan’s financial statements prepared under U.S. generally accepted accounting principles.

8. Tax Status

The Plan has received a determination letter from the IRS, dated March 3, 2006, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Supplemental Schedule

News America Consolidated Savings Plan

(Formerly, News America Savings Plan)

EIN #13-3249610            Plan Number: 006

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2009

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Fidelity Held Assets
* BrokerageLink	Various Self-Directed Investments	$5,300,185
Allianz Small Cap Value Fund I	337,891.603 Shares	8,190,493
DWS International Fund S	296,918.831 Shares	13,382,132
* Fidelity Equity Income	622,984.339 Shares	24,383,607
* Fidelity Freedom 2000	132,102.538 Shares	1,499,364
* Fidelity Freedom 2010	2,449,919.817 Shares	30,648,497
* Fidelity Freedom 2015	195,330.624 Shares	2,035,345
* Fidelity Freedom 2020	1,123,788.365 Shares	14,103,544
* Fidelity Freedom 2025	392,762.863 Shares	4,080,806
* Fidelity Freedom 2030	629,447.886 Shares	7,798,859
* Fidelity Freedom 2035	270,077.912 Shares	2,771,000
* Fidelity Freedom 2040	917,156.726 Shares	6,566,842
* Fidelity Freedom 2045	283,537.563 Shares	2,401,563
* Fidelity Freedom 2050	287,363.207 Shares	2,399,483
* Fidelity Freedom Income	149,773.216 Shares	1,608,564
* Fidelity Growth Company	531,157.807 Shares	36,639,266
* Fidelity Institutional Money Market	61,475,618.590 Shares	61,475,619
* Fidelity Value Fund	13,540.276 Shares	770,983
Hartford Cap App Y	282,472.577 Shares	9,363,966
MSIF Small Cap Growth I	323,436.114 Shares	3,603,078
MSIF Midcap Growth I	456,738.718 Shares	12,866,330
* News Corporation Stock Class A (nonvoting)	344,623.000 Shares	4,717,451
* News Corporation Stock Class B (voting)	249,721.000 Shares	3,974,787
PIMCO Total Return Institutional	3,056,605.681 Shares	33,011,341
* Spartan 500 Index Adv	1,155,157.759 Shares	45,547,673
Templeton Growth Adv.	304,966.345 Shares	5,123,435
* Interest bearing cash	361,879.400 Shares	361,879

Total Fidelity Held Assets Total at End of Year		344,626,092

UBS Held Assets
* News Corp. Inc.		55,855
RMA Money Market Portfolio		25,629
UBS Select Treasury		1,002,174

Total UBS Held Total at End of Year		1,083,658

Total Investments per Financial Statements		$345,709,750

* Participant loans	Interest Rates 4.25% to 9.50%	$6,265,679

Total Assets Held at End of Year		$351,975,429

* Party-in-Interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWS AMERICA CONSOLIDATED SAVINGS PLAN

By:	/s/ Theodore Exarhakos
Theodore Exarhakos
Vice President, Benefits,
News America Incorporated

Date: June 25, 2010

EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP